05010446

parmalat finanziaria spa

in Amministrazione Straordinaria

Capitale sociale sottoscritto e versato Euro 815.669.721

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

SUPPL

Collecchio, July 28 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "<u>Commission</u>") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "<u>Company</u>"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

Enclosures

parmalat finanziaria spa
in Extraordinary Administration

Subscribed and paid-in capital stock: 815,669,721 euros

PRESS RELEASE
(for release outside the USA)

Restructuring of the Brazilian Operations

Parmalat Finanziaria S.p.A. in Extraordinary Administration announces that its Brazilian subsidiaries (Parmalat Brasil Indústria de Alimentos SA and Parmalat Participações do Brasil Ltda), which in 2004 had been declared eligible for a type of local composition with creditors proceeding called *Concordata*, have petitioned the Brazilian court of venue, requesting eligibility for a type of proceedings called *Recuperação Judicial*, which are available under a law recently enacted in Brazil.

These petitions were granted by the court and published locally, pursuant to law.

Consequently, the old deadline for filing restructuring plans, which had been set at July 2, 2005 under the *Concordata* proceedings, has been superseded and is no longer valid. Under the new proceedings, the deadlines for filing the new restructuring plans have been set at September 3, 2005 and September 8, 2005, respectively. The restructuring plans will be discussed and approved by creditors during the following 4 months. If these plans are not finalized and approved, the judge may declare the bankruptcy of the two subsidiaries.

Parmalat Finanziaria SpA
in Extraordinary Administration

Collecchio (Parma), July 28 2005

This press-release in not an offer of securities for sale. The securities to be offered in connection with the Proposed Composition with Creditors have not been, and will not be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the United States securities law registration requirements. Any such offer of securities will be made exclusively by means of a prospectus that may, subject to the United States securities laws, be obtained from the issuer or selling security holder and will contain detailed information about the issuer and management, as well as financial statements.